May 18, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRI Pointe Homes, Inc.

Registration Statement on Form S-4 (File No. 333-203440)

Ladies and Gentlemen:

This letter is sent on behalf of TRI Pointe Homes, Inc. (the “Company”) and each of the co-registrants listed on the signature page below (collectively, the “Co-Registrants”) in connection with the above-referenced Registration Statement on Form S-4 (File No. 333-203440) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and each of the Co-Registrants pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company and each of the Co-Registrants hereby respectfully request that the effective time of the Registration Statement be accelerated to 3:00 p.m., Eastern Time, on May 19, 2015 or as soon thereafter as practicable.

The Company and each of the Co-Registrants hereby acknowledge that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company and each of the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company and each of the Co-Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

19540 Jamboree Road, Suite 300, Irvine, CA 92612

p. 949.438.1400 f. 949.438.1401

Should you have any questions regarding this request, please contact Michael E. Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054 or the undersigned at (949) 438-1400.

Very truly yours,

/s/ Bradley W. Blank
Bradley W. Blank
Secretary
TRI Pointe Homes, Inc.
TRI Pointe Holdings, Inc.
TRI Pointe Communities, Inc.
TRI Pointe Contractors, LP
Maracay 91, L.L.C.
Maracay Homes, L.L.C.
Maracay Bridges, LLC
Maracay VR, LLC
Maracay Thunderbird, L.L.C.
Pardee Homes
Pardee Homes of Nevada
The Quadrant Corporation
Trendmaker Homes, Inc.
Winchester Homes Inc.

cc:         Michael E. Flynn, Gibson, Dunn & Crutcher LLP

      Brian J. Lane, Gibson, Dunn & Crutcher LLP

[SIGNATURE PAGE TO TRI POINTE HOMES, INC. ACCELERATION REQUEST]